Exhibit 1

NEWS RELEASE

XOMA Refinances Royalty-Based Loan Facility for $55 Million
Adds Approximately $31 Million to Cash Resources

Berkeley, CA – May 12, 2008 - XOMA Ltd. (Nasdaq:XOMA), a leader in the discovery and development of antibody therapeutics, announced today that it has entered into an amended loan facility under which it has borrowed $55 million from Goldman Sachs Specialty Lending Group, L.P. (Goldman Sachs).  The loan is secured by the royalty revenues the Company receives from sales of RAPTIVA®, LUCENTIS® and CIMZIA®.  Using proceeds from the new five-year loan, the Company paid off the remaining principal, approximately $22.1 million, of its existing royalty-based loan from Goldman Sachs and paid transaction-related fees and expenses.  The Company will use the remaining proceeds, approximately $31 million, to support general corporate purposes.  XOMA’s cash, cash equivalents and short-term investments totaled $38.6 million at December 31, 2007.

No shares, warrants, options or other equity components were or will be issued in connection with the loan.  Unlike many other royalty-related financings with biotechnology companies, the loan involves no transfer of patent ownership or licenses.  The loan bears interest at an annual rate of the greater of either six-month LIBOR or 3.0 percent, plus a margin of 8.5 percent. As of May 9, 2008, the six-month LIBOR rate was 2.78 percent and the loan rate would have been 11.5 percent.

"This loan strengthens the Company’s financial position and supports our ability to move products forward in development without any dilution for our shareholders,” said Steven Engle, Chairman and Chief Executive Officer of XOMA.  “The loan preserves our ownership of the underlying intellectual property which allows XOMA to continue to benefit from future increases in the sales of three major products. The increase in available funds provides additional financial strength at a particularly difficult time for the global credit and equity markets.”

XOMA is one of the few biotechnology companies receiving significant royalty revenue from marketed therapeutic products.  In 2006, the Company used these revenue streams to obtain a $35 million loan from Goldman Sachs based on future royalty payments for RAPTIVA® and LUCENTIS® from Genentech, Inc. and for CIMZIA® from UCB Celltech.

Since that time, XOMA’s royalty revenues have increased significantly as a result of product sales growth.  Combined sales of RAPTIVA® and LUCENTIS® by Genentech and its marketing partners increased to $1.6 billion for the trailing four quarters ended March 31, 2008, compared to $0.8 billion for the prior year period.  As a result, XOMA’s royalty revenues increased 50 percent to $18.0 million in the trailing four quarters ended March 31, 2008 from $12.0 million in the prior year period.

In addition, XOMA expects to begin receiving royalty revenues from sales of CIMZIA® by UCB.  CIMZIA® received marketing approval from the US Food and Drug Administration (FDA) in April 2008 for the treatment of Crohn’s disease.  UCB announced that CIMZIA® was commercially available to patients in the US on April 24, 2008. CIMZIA® is currently under review by the FDA in a second indication, rheumatoid arthritis.  UCB has said it expects the FDA to complete its review of CIMZIA® for rheumatoid arthritis in the fourth quarter of 2008.

About XOMA

XOMA is a leader in the discovery, development and manufacture of therapeutic antibodies. The Company's expanding pipeline includes XOMA 052, a broad anti-inflammatory antibody drug candidate that targets the IL-1 pathway, and XOMA 629, an anti-microbial drug candidate that is a synthetic peptide compound derived from bactericidal/permeability-increasing protein (BPI). BPI is a human host-defense protein that is one of the body's early lines of defense against invading organisms.

XOMA has multiple revenue streams from the licensing of its antibody technologies, product royalties, development collaborations, and biodefense contracts. XOMA's technologies and experienced team have contributed to the success of marketed antibody products, including RAPTIVA® (efalizumab) for chronic moderate to severe plaque psoriasis and LUCENTIS® (ranibizumab injection) for wet age-related macular degeneration.

The Company has a premier antibody discovery and development platform that incorporates leading antibody phage display libraries and XOMA's proprietary Human Engineering™ and bacterial cell expression technologies. Bacterial cell expression is a key breakthrough biotechnology for the discovery and manufacturing of antibodies and other proteins. As a result, more than 50 pharmaceutical and biotechnology companies have signed bacterial cell expression licenses.

In addition to developing its own products, XOMA develops products with premier pharmaceutical companies including Novartis AG, Schering-Plough Research Institute and Takeda Pharmaceutical Company Limited. XOMA has a fully integrated product development infrastructure, extending from pre-clinical science to product launch, and a team of 300 employees at its Berkeley location. For more information, please visit http://www.xoma.com.

Certain statements contained herein concerning product development or revenues or that otherwise relate to future periods are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on assumptions that may not prove accurate. Actual results could differ materially from those anticipated due to certain risks inherent in the biotechnology industry and for companies engaged in the development of new products in a regulated market.

These and other risks, including those related to the results of discovery and pre-clinical testing; the timing or results of pending and future clinical trials (including the design and progress of clinical trials; safety and efficacy of the products being tested; action, inaction or delay by the FDA, European or other regulators or their advisory bodies; and analysis or interpretation by, or submission to, these entities or others of scientific data); changes in the status of existing collaborative relationships; the ability of collaborators and other partners to meet their obligations; XOMA's ability to meet the demands of the United States government agency with which it has entered into its government contracts; competition; market demands for products; scale-up and marketing capabilities; availability of additional licensing or collaboration opportunities; international operations; share price volatility; XOMA's financing needs and opportunities; uncertainties regarding the status of biotechnology patents; uncertainties as to the costs of protecting intellectual property; and risks associated with XOMA's status as a Bermuda company, are described in more detail in XOMA's most recent filing on Form 10-K and in other SEC filings. Consider such risks carefully when considering XOMA's prospects.

Company Contact:	Media & Investors Contact:
Greg Mann	Carolyn Hawley
XOMA	Porter Novelli Life Sciences
510-204-7270	619-849-5375
mann@xoma.com	chawley@pnlifesciences.com